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                             September 24, 2021

       Steven Hochberg
       Chief Executive Officer
       DFP Healthcare Acquisitions Corp.
       345 Park Avenue South
       New York, New York 10010

                                                        Re: DFP Healthcare
Acquisitions Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 7,
2021
                                                            File No. 333-258152

       Dear Mr. Hochberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2021 letter.

       Amendment No. 1 to Form S-4 filed September 7, 2021

       Questions and Answers About the Business Combination and the Special Meeting
       What is TOI?, page 3

   1. We note your revised disclosure in response to comment 2. Please further clarify the competition in the
"value-based" care segment and your leadership position, so that the basis for your
statement is clear. Also clarify your references to "value-based agreements"
                                                        throughout. It is
unclear how you identify competitors in this segment from traditional providers, as providing
better care at lower cost would appear to be a common goal, even if not attained. We
note you state you follow the NCCN guidelines, discussed in comment
                                                        30; however, in the
projections on page 108, you identify "Value-Based Contracts"
                                                        as "any contract
arrangement a TOI PC has with a payor where the TOI PC has an
 Steven Hochberg
DFP Healthcare Acquisitions Corp.
September 24, 2021
Page 2
         incentive to help reduce the cost of oncology care." This seems to only refer to cost savings. You further state on page 108, as noted throughout, that "Historically, the TOI
         PCs have primarily entered into VBCs which pay the TOI PC a capitation
rate     a fixed
         fee per month for professional services and specific medical oncology and related expenses of patients. There are variations on VBCs where instead of a fixed monthly fee, the TOI PC is eligible for either enhanced incentive payments (that layer on top of traditional FFS reimbursement models) or a percentage of overall savings that are generated relative to a specific benchmark." As the explanation of value-based care appears to only consider cost savings, and the historical experience appears to involve capitation contracts, the statement of leadership is unclear.
Summary of the Proxy Statement/Prospectus
Redemption Rights, page 28

2. We note your revised disclosure in response to comment 5. Please revise other disclosure in the document where you include calculations assuming no redemption and maximum redemption to also include an interim redemption scenario. We note, for example, the disclosure on pages 32, 35, 112, 151, 153, 156, 157 and 232.
Risk Factors, page 43

3. We have reviewed your response and revisions related to comment 9. You indicated
         that "the Company disclosed that management concluded that the Company s control over financial reporting was not effective as of December 31, 2020 on pages 43, 49 and 56 of the Form 10-K/A filed on May 24, 2021." We note that pages 49 and 56 discuss only disclosure controls and procedures, not internal control over financial reporting. Further, page 43 states that you concluded internal control over financial reporting was not effective as of December 31, 2020, but page 56 states, "This annual report does not
         include a report of management   s assessment regarding internal
control over financial
         reporting due to a transition period established by rules of the Securities and Exchange
         Commission for newly public companies." We note similar disclosure in the Form 10-Q for the quarterly period ended June 30, 2021 filed August 16, 2021. If management has not assessed internal control over financial reporting as of December 31, 2020, which is permissible under those transition period rules, please explain how management can conclude that it was not effective at that date. In addition, please revise disclosures accordingly.
DFP has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement..., page
FirstName LastNameSteven         69
                              Hochberg
Comapany
4.        NameDFP
      Revise the addedHealthcare
                         risk factorAcquisitions  Corp.
                                     to disclose the applicable deadline by
which DFP must
      complete
September      its initial
          24, 2021  Page 2business combination.
FirstName LastName
 Steven Hochberg
FirstName LastNameSteven
DFP Healthcare AcquisitionsHochberg
                            Corp.
Comapany 24,
September NameDFP
              2021 Healthcare Acquisitions Corp.
September
Page 3    24, 2021 Page 3
FirstName LastName
The Business Combination Proposal
Background of the Business Combination, page 99

5. We note the revised disclosure on page 100 in response to comment 10. Please clarify the timing of the discussions with Company B. Initially, the disclosure indicated that
         Company B elected not to pursue a transaction. The revised disclosure states that DFP submitted an indication of interest to Company B in March of 2020, but terminated discussions when DFP signed a letter of intent with TOI, which did not occur until March
         17, 2021. If the discussions with Company B continued for a year, revise the background section to disclose those ongoing discussions.
6. We reissue comment 14 to the extent you have not indicated whether the locked-box mechanism is included in the executed merger agreement. We note the revised disclosure on pages 102 and 103
7. Refer to comments 12 and 16. We note that the preliminary projections shared on March
         1 were the basis for the first proposed transaction consideration, and later adjustments resulted in changes to the consideration. As the projection adjustments resulted in material changes, revise to include the different projections provided by TOI on March 1,
         2021, April 26, 2021, June 19, 2021, and, the final projections. Certain Projected Financial Information , page 106

8. We reissue comment 22 to the extent that you have not explained why it is appropriate to group VBCs with capitated contracts where, on former page 42 (now page
43), you
         highlighted as a risk of your growth strategy that "future value-based contracts may not be as favorable as current capitation contracts."
The Stock Issuance Proposal, page 123

9. Revise to disclose the number of shares you are seeking shareholder approval to issue, including any additional shares pursuant to subscription agreements. Absent an upper limit, you are asking shareholders to approve a provision that could further significantly dilute their ownership. Provide us your analysis regarding how seeking shareholder approval for issuance of an unlimited, undetermined number is appropriate under the
         Nasdaq Listing Rules.
Unaudited Pro Forma Condensed Combined Financial Information, page 149

10. We have read your response and revision related to comment 26 in our letter dated August
         27, 2021. We note Section 4.4 of the Warrant Agreement at Exhibit 4.2 continues to provide tender offer wording that would result in liability classification. If you have modified the terms of the Warrant Agreement to indicate that such a tender offer which could result in a cash payment would always be in connection with a change in control of the Company, please file the amended agreement.
 Steven Hochberg
DFP Healthcare Acquisitions Corp.
September 24, 2021
Page 4
11. We have read the response and revision to comment 27 in our letter dated August 27,
         2021. It is not clear how the amounts disclosed in Note (BB) on pages 160-161 reconcile to the total adjustments denoted as such on pages 153 and 154. Please revise to clarify how the compensation expense amounts that are recognized straight line over three years under each redemption scenario for each period are appropriately reflected in the respective total adjustments.
Business of TOI, page 178

12. Please provide additional detail in your revised disclosure on page 179 in response to comment 29, regarding your use of proceeds from the business combination. We note the revised disclosure on page 107 regarding the material assumptions underlying the projections.
Government Regulation, page 188

13. We reissue comment 31 to the extent you have not discussed the specific laws or regulations of California, your largest market. For example, briefly summarize the
         California laws preventing the corporate practice of medicine and fee-splitting and how you are able to structure your arrangements in California. Beneficial Ownership of Securities, page 232

14. We note the revised disclosure in response to comment 35 and your intent to provide additional information as it becomes available. With reference to footnote 12, it appears all shares beneficially owned by the same persons should be listed in the same line on the table. Please revise or advise. Refer to the Instructions to Item 403 of Regulation S-K
         and Exchange Act Rule 13d-3.
DFP Healthcare Acquisitions Corp. June 30, 2021 Financial Statements
Condensed Consolidated Balance
FirstName LastNameSteven       Sheets, page F-2
                           Hochberg
Comapany
15.       NameDFP
      Please revise toHealthcare
                      explain in aAcquisitions
                                   footnote theCorp.
                                               material component(s) of the
$1.52 million
      accrued
September     expenses
          24, 2021  Pagebalance
                         4      at June 30, 2021.
FirstName LastName
 Steven Hochberg
FirstName LastNameSteven
DFP Healthcare AcquisitionsHochberg
                            Corp.
Comapany 24,
September NameDFP
              2021 Healthcare Acquisitions Corp.
September
Page 5    24, 2021 Page 5
FirstName LastName
       You may contact Jenn Do at (202) 551-3743 or Brian Cascio at (202) 551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Irene Paik at (202) 551-6553 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Joel Rubinstein, Esq.